C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
Stock Code : 43

Interim Report 2009




FEED ADDITIVES
MOTORCYCLES
CATERPILLAR MACHINERY
AUTOMOBILE ACCESSORIES

CONTENTS

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

For the six-month period ended 30th June, 2009, C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (the "Group") recorded a profit from continuing operations attributable to the owners of the Company of US$3.8 million (2008: US$7.6 million), a decrease of 49.9%. Turnover and basic earnings per share from continuing operations were US$31.5 million (2008: US$35.7 million) and 0.132 US cent (2008: 0.263 US cent), respectively.

China managed to retain economic growth amid a global economy which was still in the doldrums in the first half. The Chinese government's increasing infrastructure investment and moderately loose monetary policy have been the driving force behind the growth, benefiting the Group's domestic sales in China. During the period under review, the Group's jointly-controlled domestic-led industrial businesses which are comprised of motorcycles, Caterpillar machinery sales and automobile accessories contributed steady income to the Group, posting a profit of US$6.0 million, edging up 17.4% year-on-year. However, profit of the Group's export-led Chlortetracycline ("CTC") business was impacted by weak export demand.

To bolster the Group's presence in China, the Group has been enhancing its domestic sales networks, supported by various favorable state policies. Though domestic sales volumes of the Group's CTC, motorcycle and Caterpillar machinery products were lower than the first half of last year, sales had been showing a gradual return to the level before the financial crisis of last year. On the other hand, greater production efficiency and cheaper raw material prices helped drive down production costs during the period under review. Additionally, the Group's half-year profit also got a boost from the Chinese government distributing a higher export tax rebate for motorcycles and feed-grade CTC ("FG CTC") products, as well as the non-operating gains generated from the Group's industrial business.

Chlortetracycline

Turnover of the Group's CTC business fell 11.7% year-on-year to US$31.4 million in the first half. Domestic sales and export sales were 28.3% and 71.7%, respectively, of the total turnover, under which sales of its major products, FG CTC and Hydrochloride CTC ("HCL CTC"), accounted for 70.0% and 30.0%, respectively. Weak overseas market demand of FG CTC, plus aggressive industry-wide sales campaigns to reduce inventories have further added sales and pricing pressures on the Group's CTC business.

CTC's Turnover Distribution


HCL CTC
30.0%
FG CTC
70.0%

Chlortetracycline (Continued)

Under this difficult operating environment, domestic sales of the Group's FG CTC dropped 10.5% year-on-year to 6,800 tons; HCL CTC fell 14.7% to 21 tons, for the period under review. However, compared with the second half of last year, domestic sales volume of both FG CTC and HCL CTC showed signs of improvement, increasing 4.4% and 25.1%, respectively.

On the export front, compared with the same period last year, export volume of FG CTC was reported lower than last year, down 24.9% to 9,900 tons while HCL CTC volume increased. Total export sales volume of the Group's HCL CTC rose steadily during the period, up 17.8% year-on-year to 459 tons, which was attributed to more than 30% growth from the Europe market, driven largely by animal needs for medicines as much colder weather was reported during the period which drove up demand for feed additives.

In addition, progress has been made to increase the CTC fermentation level, thanks to the concerted efforts of the management and technicians, the Group has managed to reduce raw material consumption during the fermentation process, thereby raising production efficiency. Moreover, falling commodity costs, including corn starch powder and coal, key raw material components of CTC products, also drove down the production costs for CTC as compared with the same period last year. The increase of export tax rebate for FG CTC by 2% to 15% by the Chinese government in June this year has also helped alleviate pressure brought by a decline in CTC sales.

Motorcycles

Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") sells motorcycles and power engines under the brand name 'Dayang' and targets primarily the local market. According to the statistics of the China Association of Automobile Manufacturers, export volumes of the Chinese motorcycle industry slid 44.4% in the first half, recording a double-digit decline in overall sales for the industry. The "Motorcycle Subsidy Scheme", which was rolled out by the Chinese government during the period, has not had any noticeable effect on sales yet. Motorcycle sales of Northern Ek Chor declined 23.2% year-on-year to 228,200 units in the first half, of which domestic sales and export sales accounted for 88.0% and 12.0%, respectively, of the total sales volume. Despite the drop in sales, gross profit margin was improved due to lower raw materials prices and better cost control. Moreover, the decline in motorcycle sales was offset by gains from non-operating income as well as the increase of the export tax rebate to 15% in June this year.

Sales Quantity of Motorcycles



'000 Units
Domestic
Overseas
245.5
200.7
51.6
27.5
250
200
150
100
50
0
1H 2008
1H 2009

Domestic sales volume of Dayang motorcycles declined 18.2% year-on-year in the first half; nevertheless, sales were gradually returning to a normal level, growing more than 20% as compared with the second half of last year. In particular, domestic sales volume of "Dayang" 110cc cub, the major product type, showed signs of improvement in both the first and second quarters of this year. Henan, Shandong, Anhui, Hubei and Guangdong were the major sales provinces of Northern Ek Chor in the first half; among them, Henan posted the best results, with sales volume up 8.5% year-on-year.

Motorcycles (Continued)

Sales Quantity by Type


Standard
7.1%
Scooter
18.2%
Cub
74.7%

Northern Ek Chor has been largely focused on enhancing its sales networks in China. Confident in China's motorcycle policies regarding future development into rural areas, the Group has been intensifying efforts to expand sales networks, pushing further out into the rural areas in order to ready itself before a full industry recovery. In the first half, Northern Ek Chor launched its "Dayang Motorcycles Made Convenient for Villagers" campaign, setting up 34,000 contact points throughout the rural areas in China and extending its sales promotions into the core rural areas. Meanwhile, different promotional activities targeted to Dayang dealers were successfully implemented.

In production and research and development, Northern Ek Chor has effectively brought greater efficiency to its production process, adjusting capacity in line with market demand. A new die-casting plant had been built and trial production was completed in the first half, which is expected to raise the company's self-sufficiency in spare-part supplies and enable it to better control product quality and costs. Though the Chinese motorcycle industry is still facing a slowdown, it has not thwarted Northern Ek Chor's focus on research and development. Various new research and development projects continued to proceed during the period. Recently, Northern Ek Chor has been qualified for a "Hi-tech Enterprise" status by the Science and Technology Department of Henan Province and granted a preferential treatment on corporate income tax, affirming its research and development achievement.

On the export front, impact of the financial crisis has brought a sharp drop in overseas orders. As a result, export sales of Northern Ek Chor tumbled 46.8% year-on-year to 27,500 units as sluggish sales in Indonesia offset growth in the Philippines, Bangladesh and Vietnam.

Caterpillar Machinery Dealership

During the period under review, China's infrastructure spending has proven effective in bringing about increased fixed asset investments and financing in related sectors, thus helping to stabilize and support sales in the construction machinery industry. ECI Metro Investment Co. Ltd. ("ECI Metro") provides sales services for Caterpillar machinery products in western China covering eight provinces and one municipality city. Sales of ECI Metro's machinery products were stable in the first half, with 788 units sold, a slight drop of 7.4% as compared with the same period last year. Overall gross profit was down only slightly, benefiting from effective cost controls.

Sales Quantity of Machinery Equipment



Units
800
600
400
200
0
Excavators
SEM Wheel Loaders
Others
651
140
60
650
125
13
1H 2008
1H 2009

In the first half, ECI Metro sold 650 units of excavators which are ECI Metro's major products, on par with sales recorded in the same period last year. Within those sales, small-sized excavators grew the most, with sales up 2.4 times year-on-year. For wheel loaders, ECI Metro also provides sales service for Shandong SEM Machinery. During the period, 125 units of wheel loaders were sold, down only 10.7%, compared against an overall industry-wide with over 30% drop year-on-year reported by the China wheel loader industry based on statistics from the China Construction Machinery Association. For ECI Metro's spare-part and repair business, first half-year revenue was impressive, up about 20% year-on-year.

Benefiting from a flood of government spending on infrastructure construction and public transportation, first-half sales volume of ECI Metro's excavators and wheel loaders in those sectors were up, whereas sales derived from the mining sector were down. Among the eight provinces and one municipality city in the western region, Yunnan and Sichuan are still ECI Metro's major sales provinces. According to statistics of the National Bureau of Statistics of China, fixed asset investments in Yunnan and Sichuan grew 49.1% and 44.0%, respectively, in the first half, which reflected the ongoing reconstruction activities there. Sales of ECI Metro in these two provinces grew 15.0% and 5.3%, respectively.

Automobile Accessories
Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") mainly engages in the production and sales of motorcycle carburetors and automobile accessories. In response to declining motorcycle sales in the first half, the company has been increasing efforts to boost competitiveness – adopting flexible product mix, exploring new markets, and streamlining the production process. Overall profit of Zhanjiang Deni was up, helped by cheaper raw material costs plus the government's preferential treatment of the auto industry.

According to the statistics from the China Association of Automobile Manufacturers, sales volume of China's automobile industry rose 17.7% year-on-year in the first half, attributed to such favorable policies as the "Appliance Subsidy Scheme" and vehicle purchase tax reduction. Benefiting from a strong auto industry coupled with lower raw material costs, Zhanjiang Deni's turnover and gross profit of its automobile accessory business were better from the year-earlier period. During the period under review, China cut the purchase tax on small cars under 1.6L, which helped to push up sales in Zhanjiang Deni's 1.0 to 1.3L automobile products. To accommodate growth of the auto industry in China, Zhanjiang Deni is pursuing the opening of an automobile accessory branch, construction of which is expected to start at the end of the year. As for sales of Zhanjiang Deni's motorcycle carburetors, first half-year sales were down 17.0% year-on-year to 3,010,000 units, affected by a slowdown in the China motorcycle industry.

Prospects
China is expected to be the first country to come out of the global financial crisis. The Group will continue to gear future plans towards China's policies, bolster its existing sales networks, strengthen internal management controls and be ready to seize promising business opportunities as demand recovers. Domestic sales of the Group's CTC products are expected to grow along with the growth driven by the domestic economy; likewise, the Group is expanding its domestic promotion of HCL CTC products. With CTC exports, performance is expected to be mixed in the second half, varying according to the individual markets. To enrich CTC product lines, the Group is developing new products. In response to the increasing prices of some major raw materials like corn starch powder, the Group is actively researching and looking for substitutes.

On the industrial business front, sales performance of the motorcycle industry is expected to remain steady in the second half. To maintain momentum and succeed in an intensely competitive environment, the Group is gearing up to expand sales networks and enhance publicity with new promotional activities. On the other hand, the Group believes that the construction machinery market in China can be sustained as fixed asset investments and financing activities remain strong. To boost sales, the Group is staying abreast of its markets and keeping track of all the ongoing large-scale infrastructure projects within all of its service areas. Finally, robust performance of China's auto industry in the first half is expected to persist into the second half of the year, benefiting growth of the Group's automobile accessory business.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June, 2009, the Group had total assets of US$168.5 million, increased by 1.6% as compared with US$165.8 million as at 31st December, 2008.

Total borrowings and borrowings to equity ratio (borrowings to equity ratio is calculated by dividing the total borrowings by total equity) were US$15.8 million and 13.1% respectively, as compared to US$18.2 million and 15.6% as at 31st December, 2008.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.3% to 8.2% per annum.

The Group had not engaged in any derivatives for hedging against both the interest and exchange rate.

All sales in the PRC are transacted in RMB, and export sales are transacted in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Board considers the appreciation of RMB during the period having had no material impact on the Group's business.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group had cash and cash equivalents of US$5.2 million as at 30th June, 2009 (31st December, 2008: US$12.5 million), a decrease of US$7.3 million.

CHARGES ON GROUP ASSETS

As at 30th June, 2009, out of the total borrowings of US$15.8 million (31st December, 2008: US$18.2 million) obtained by the Group, US$4.1 million (31st December, 2008: nil) were secured and accounted for 25.6% of the total. Certain of the Group's property, plant and equipment, and lease prepayments which are located in the PRC with net book value totaled US$9.1 million (31st December, 2008: nil) have been pledged as securities for various short-term bank loans.

CONTINGENT LIABILITIES

As at 30th June, 2009, the guarantee provided by the Group was US$30.6 million (31st December, 2008: US$30.6 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 30th June, 2009, the Group employed around 6,700 staff (including 5,600 staff from the jointly-controlled entities) in PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as share option scheme.

UNAUDITED CONSOLIDATED RESULTS

The board of directors of the Company (the "Board") is pleased to announce the unaudited consolidated results of the Group for the six months ended 30th June, 2009 together with the comparative figures for the corresponding period in 2008 and (for the information purpose) the audited comparative figures for the year ended 31st December, 2008, as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	**Six months ended 30th June,**		Year ended 31st December,
		2009	2008	2008
		US$'000	*US$'000*	*US$'000*
		(Unaudited)	(Unaudited)	(Audited)
Continuing operations				
Revenue	*3*	**31,519**	35,681	64,492
Cost of sales		**(28,326)**	(30,992)	(58,424)
Gross profit		**3,193**	4,689	6,068
Selling and distribution costs		**(1,537)**	(1,790)	(3,285)
General and administrative expenses		**(5,178)**	(7,422)	(15,168)
Other income	*4*	**208**	10,502	10,502
Other losses	*5*	**(70)**	(637)	–
Finance costs		**(580)**	(4,584)	(5,768)
Share of profits and losses of jointly-controlled entities		**7,457**	7,058	10,660
Profit before tax	*6*	**3,493**	7,816	3,009
Tax	*7*	**–**	(122)	(30)
Profit for the period/year from continuing operations		**3,493**	7,694	2,979
Discontinued operations				
Profit for the period/year from discontinued operations	*8*	**–**	15,569	38,314
Profit for the period/year		**3,493**	23,263	41,293
Attributable to:				
Owners of Company		**3,815**	23,327	45,241
Minority interests		**(322)**	(64)	(3,948)
		3,493	23,263	41,293
Earnings per share attributable to ordinary owners of the Company	*9*	***US cent***	*US cent*	*US cents*
Basic				
– For profit for the period/year		**0.132**	0.807	1.566
– For profit from continuing operations		**0.132**	0.263	0.134
Diluted				
– For profit for the period/year		**N/A**	0.797	N/A
– For profit from continuing operations		**N/A**	0.260	N/A

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 30th June,		Year ended 31st December,
	2009	2008	2008
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
Profit for the period/year	**3,493**	23,263	41,293
Other comprehensive income			
Surplus/(deficit) on revaluation	**–**	6,458	(1,365)
Deferred tax relating to components of other comprehensive income	**–**	–	(1,449)
Fair value changes in available-for-sale investments	**–**	–	99
Exchange differences arising on translation of foreign currency financial statements and exchange realignment	**169**	8,055	6,048
Other comprehensive income for the period/year	**169**	14,513	3,333
Total comprehensive income for the period/year	**3,662**	37,776	44,626
Total comprehensive income attributable to:			
Owners of the Company	**3,984**	36,945	48,574
Minority interests	**(322)**	831	(3,948)
	3,662	37,776	44,626

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	**Six months ended 30th June, 2009 US$'000 (Unaudited)**	2008 US$'000 (Unaudited)	Year ended 31st December, 2008 US$'000 (Audited)
Profit for the period/year		**3,493**	23,263	41,293
Other comprehensive income		**169**	14,513	3,333
Total comprehensive income for the period/year		**3,662**	37,776	44,626
Release of reserves upon disposal of subsidiaries		**–**	–	(40,790)
Dividends paid to minority interests	*15*	**–**	(4,862)	(1,503)
Share of reserves by minority shareholders		**–**	–	1,281
Total changes in equity		**3,662**	32,914	3,614

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	**30th June, 2009 US$'000 (Unaudited)**	31st December, 2008 US$'000 (Audited)
Non-current assets			
Property, plant and equipment	*10*	**52,856**	54,350
Investment properties		**563**	563
Land lease prepayments		**1,572**	1,594
Interests in jointly-controlled entities		**76,552**	65,473
Available-for-sale investments		**251**	251
Total non-current assets		**131,794**	122,231
Current assets			
Inventories		**18,038**	18,589
Accounts receivable, other receivables and deposits	*11*	**11,320**	10,998
Tax recoverable		**928**	316
Due from related companies		**1,216**	1,150
Cash and cash equivalents		**5,178**	12,480
Total current assets		**36,680**	43,533

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION *(CONTINUED)*

	Notes	30th June, 2009 US$'000 (Unaudited)	31st December, 2008 US$'000 (Audited)
Current liabilities			
Accounts payable, other payables and accrued expenses	12	**24,224**	22,777
Tax payable		**2,524**	2,524
Provisions for staff bonuses and welfare benefits		**615**	615
Due to minority interests		**698**	650
Due to related companies		**2,661**	2,746
Interest-bearing bank loans		**15,825**	18,187
Total current liabilities		**46,547**	47,499
Net current liabilities		**(9,867)**	(3,966)
Total assets less current liabilities		**121,927**	118,265
Non-current liabilities			
Deferred tax liabilities		**1,449**	1,449
Net assets		**120,478**	116,816
Equity			
Equity attributable to owners of the Company			
Issued capital	13	**28,898**	28,898
Share premium account	14	**–**	73,897
Reserves	15	**82,559**	4,678
		111,457	107,473
Minority interests	15	**9,021**	9,343
Total equity		**120,478**	116,816

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Six months ended 30th June,		Year ended 31st December,
	2009	2008	2008
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
Net cash inflow from operating activities before tax paid	**457**	45,292	47,107
Interest paid	**(580)**	(15,338)	(24,677)
Tax paid	**(612)**	(929)	(2,647)
Net cash inflow/(outflow) from operating activities	**(735)**	29,025	19,783
Net cash inflow/(outflow) from investing activities	**(4,206)**	(63,929)	4,950
Net cash inflow/(outflow) before financing activities	**(4,941)**	(34,904)	24,733
Net cash outflow from financing activities	**(2,361)**	(45,393)	(96,746)
Decrease in cash and cash equivalents	**(7,302)**	(80,297)	(72,013)
Effect of exchange rate changes, net	**–**	163	1,641
Cash and cash equivalents at beginning of year	**12,480**	82,852	82,852
Cash and cash equivalents at end of period/year	**5,178**	2,718	12,480

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **Basis of preparation and principle accounting policies**

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2008.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2008. As described in the annual financial statements for the year ended 31st December, 2008, the following new standards, amendments to standards and interpretations are mandatory for financial year beginning on or after 1st January, 2009:

IFRS 1 and IAS 27 Amendments	Amendments to IFRS 1 First-time Adoption of IFRS and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations
IFRS 1 (Revised)	First-time Adoption of IFRSs
IFRS 7 Amendments	Amendments to IFRS 7 Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 and IAS 1 Amendments	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRIC 9 and IAS 39 Amendments	Amendment to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement
IFRIC 13	Customer Loyalty Programmes
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation

IAS 1 (Revised) has introduced a number of terminology changes, including revised titles for the condensed consolidated financial statements, and has resulted in a number of changes in presentation and disclosure.

IFRS 8 requires the identification of operating segments to be performed on the same basis as financial information that is reported internally to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The application of IFRS 8 has not resulted in a redesignation of the Group's reportable segments as compared with the primary reportable segments determined in accordance with IAS 14.

1. Basis of preparation and principle accounting policies *(Continued)*

The Group has assessed the impact of these new and revised IFRSs, where the adoption of these new and revised IFRSs did not result in material impact on the financial statements of the Group and no substantial changes to the Group's accounting policies.

The following new standards and revised IFRSs have been issued but are not effective for 2009 and have not been early adopted:

IFRSs Amendments	Improvements to IFRSs
IFRS 3 (Revised)	Business Combinations
IFRS 5 Amendment	Amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations
IAS 27 Amendment	Consolidated and Separate Financial Statements
IAS 39 Amendment	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
IFRIC 17	Distribution of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers

The Group is in the process of making an assessment of the impact of these new and revised IFRSs. So far, it has concluded that adoption of these new and revised IFRSs is unlikely to have a significant impact on the Group's results of operations and financial position.

2. Segment information

In accordance with the Group's internal financial reporting, the Group has determined that business segments are organised into the following:

Continuing operations

- The biochemical segment represents the manufacturing and sale of chlortetracycline products;
- The industrial business segment represents the manufacturing and sale of motorcycles and automobile accessories and trading of machinery through jointly-controlled entities; and
- The investment and property holding segment represents leasing of offices owned by the Group and acts as the investment holdings of group companies.

Discontinued operations

- The feedmill and poultry segment represents feedmill and poultry operations and the trading of agricultural products; and
- The investment and property holding segment represents leasing of offices owned by the Group and acts as the investment holdings of group companies.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

2. Segment information *(Continued)*

(a) Business segments

The following tables represent revenue and profit information for these segments for the six months ended 30th June, 2009 and 2008, and certain asset information regarding business segments as at 30th June, 2009 and 2008.

	Continuing Operations				Discontinued Operations			
	Manufacturing and sale of chlortetracycline products	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery*	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
For the six months ended 30th June, 2009 (Unaudited)								
Segment revenue:								
Total sales	31,381	-	138	31,519	-	-	-	31,519
Intersegment sales	-	-	-	-	-	-	-	-
Sales to external customers	31,381	-	138	31,519	-	-	-	31,519
Segment results	(174)	(1,623)	(1,725)	(3,522)	-	-	-	(3,522)
Other income	63	138	7	208	-	-	-	208
Other losses	(70)	-	-	(70)	-	-	-	(70)
Finance costs	(560)	(20)	-	(580)	-	-	-	(580)
Share of profits and losses of jointly-controlled entities	-	7,457	-	7,457	-	-	-	7,457
Profit/(loss) before tax	(741)	5,952	(1,718)	3,493	-	-	-	3,493
Tax	-	-	-	-	-	-	-	-
Profit/(loss) for the period	(741)	5,952	(1,718)	3,493	-	-	-	3,493
Segment assets	67,046	6,068	18,808	91,922	-	-	-	91,922
Interests in jointly-controlled entities	-	76,552	-	76,552	-	-	-	76,552
Total assets	67,046	82,620	18,808	168,474	-	-	-	168,474

* *These activities were conducted through the Group's jointly-controlled entities*

2. Segment Information *(Continued)*

(a) *Business segments (Continued)*

	Continuing Operations				Discontinued Operations			
	Manufacturing and sale of chlortetracycline products US$'000	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000	Feedmill and poultry operations and trading of agricultural products US$'000	Investment and property holding US$'000	Total US$'000	Consolidated US$'000
For the six months ended 30th June, 2008 (Unaudited)								
Segment revenue:								
Total sales	36,655	-	256	36,911	616,448	-	616,448	653,359
Intersegment sales	(1,104)	-	(126)	(1,230)	(59,958)	-	(59,958)	(61,188)
Sales to external customers	35,551	-	130	35,681	556,490	-	556,490	592,171
Segment results	1,106	(1,992)	(3,637)	(4,523)	24,795	47	24,842	20,319
Other income	-	2	10,500	10,502	225	-	225	10,727
Other losses	-	-	(637)	(637)	-	-	-	(637)
Finance costs	(1,089)	-	(3,495)	(4,584)	(10,754)	-	(10,754)	(15,338)
Share of profits and losses of jointly-controlled entities	-	7,058	-	7,058	1,840	-	1,840	8,898
Share of profits and losses of associates	-	-	-	-	1,140	-	1,140	1,140
Profit before tax	17	5,068	2,731	7,816	17,246	47	17,293	25,109
Tax	(122)	-	-	(122)	(1,724)	-	(1,724)	(1,846)
Profit/(loss) for the period	(105)	5,068	2,731	7,694	15,522	47	15,569	23,263
Segment assets	66,351	4,519	36,990	107,860	936,317	2,078	938,395	1,046,255
Interests in jointly-controlled entities	-	68,076	-	68,076	(3,765)	-	(3,765)	64,311
Interests in associates	-	-	-	-	28,454	-	28,454	28,454
Total assets	66,351	72,595	36,990	175,936	961,006	2,078	963,084	1,139,020

* *These activities were conducted through the Group's jointly-controlled entities*

2. **Segment Information** ***(Continued)***

(b) *Geographical segments*

The following tables represent revenue and profit information for these segments for the six months ended 30th June, 2009 and 2008, and certain asset information regarding geographical segments as at 30th June, 2009 and 2008.

	Continuing Operations			Discontinued Operations			
	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Consolidated US$'000
For the six months ended 30th June, 2009 (Unaudited)							
Segment revenue:							
Total sales	71	31,448	31,519	-	-	-	31,519
Intersegment sales	-	-	-	-	-	-	-
Sales to external customers	71	31,448	31,519	-	-	-	31,519
Segment results	(3,477)	(45)	(3,522)	-	-	-	(3,522)
Other income	144	64	208	-	-	-	208
Other losses	-	(70)	(70)	-	-	-	(70)
Finance costs	(20)	(560)	(580)	-	-	-	(580)
Share of profits and losses of jointly-controlled entities	-	7,457	7,457	-	-	-	7,457
Profit/(loss) before tax	(3,353)	6,846	3,493	-	-	-	3,493
Tax	-	-	-	-	-	-	-
Profit/(loss) for the period	(3,353)	6,846	3,493	-	-	-	3,493
Segment assets	18,911	73,011	91,922	-	-	-	91,922
Interests in jointly-controlled entities	-	76,552	76,552	-	-	-	76,552
Total assets	18,911	149,563	168,474	-	-	-	168,474

2. Segment information *(Continued)*

(b) *Geographical segments (Continued)*

	Continuing Operations			Discontinued Operations			
	Hong Kong *US$'000*	Mainland China *US$'000*	Total *US$'000*	Hong Kong *US$'000*	Mainland China *US$'000*	Total *US$'000*	Consolidated *US$'000*
For the six months ended 30th June, 2008 (Unaudited)							
Segment revenue:							
Total sales	256	36,655	36,911	–	616,448	616,448	653,359
Intersegment sales	(126)	(1,104)	(1,230)	–	(59,958)	(59,958)	(61,188)
Sales to external customers	130	35,551	35,681	–	556,490	556,490	592,171
Segment results	(3,638)	(885)	(4,523)	47	24,795	24,842	20,319
Other income	10,502	–	10,502	–	225	225	10,727
Other losses	(637)	–	(637)	–	–	–	(637)
Finance costs	(3,495)	(1,089)	(4,584)	–	(10,754)	(10,754)	(15,338)
Share of profits and losses of jointly-controlled entities	–	7,058	7,058	–	1,840	1,840	8,898
Share of profits and losses of associates	–	–	–	–	1,140	1,140	1,140
Profit before tax	2,732	5,084	7,816	47	17,246	17,293	25,109
Tax	–	(122)	(122)	–	(1,724)	(1,724)	(1,846)
Profit for the period	2,732	4,962	7,694	47	15,522	15,569	23,263
Segment assets	36,957	70,903	107,860	120,152	818,243	938,395	1,046,255
Interests in jointly-controlled entities	–	68,076	68,076	–	(3,765)	(3,765)	64,311
Interests in associates	–	–	–	–	28,454	28,454	28,454
Total assets	36,957	138,979	175,936	120,152	842,932	963,084	1,139,020

3. Revenue

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue is as follows:

	Six months ended 30th June,		Year ended 31st December,
	2009	2008	2008
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
Sales to/income from external customers:			
Biochemical operations	**31,381**	35,551	64,444
Investment and property holding	**138**	130	48
Attributable to continuing operations reported in the consolidated income statement	**31,519**	35,681	64,492
Attributable to discontinued feedmill and poultry operations	**–**	556,490	1,144,669
	31,519	592,171	1,209,161

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates.

4. Other income

	Six months ended 30th June,		Year ended 31st December,
	2009	2008	2008
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
Technical Service fee income from related parties	**–**	10,450	9,709
Bank and other interest income	**147**	277	4,315
Government grants	**61**	–	380
Changes in fair value of investment properties	**–**	–	211
Gain on disposal of subsidiaries	**–**	–	13,387
Gain on disposal of items of property, plant and equipment	**–**	–	64
	208	10,727	28,066
Attributable to continuing operations reported in the consolidated income statement	**208**	10,502	10,502
Attributable to discontinued operations	**–**	225	17,564
	208	10,727	28,066

Various government grants have been received for the modification of sewage treatment plants and energy saving improvement projects from the local government authorities in Henan province, Mainland China, in the form of cash. Government grants received for which the related expenditure has not yet been undertaken are included in deferred income in the statement of financial position. There are no unfulfilled conditions or contingencies relating to these grants.

5. Other losses

	Six months ended 30th June, 2009 US$'000 (Unaudited)	2008 US$'000 (Unaudited)	Year ended 31st December, 2008 US$'000 (Audited)
Loss on disposal of items of property, plant and equipment	**70**	–	904
Changes in fair values of investment properties	**–**	637	–
	70	637	904
Attributable to continuing operations reported in the consolidated income statement	**70**	637	–
Attributable to discontinued operations	**–**	–	904
	70	637	904

6. Profit before tax

	Six months ended 30th June, 2009 US$'000 (Unaudited)	2008 US$'000 (Unaudited)	Year ended 31st December, 2008 US$'000 (Audited)
The Group's profit before tax is arrived at after charging/(crediting):			
Foreign exchange loss/(gains), net	**59**	(1,711)	3,258
Depreciation	**2,155**	14,073	22,818
Amortisation of land lease prepayments	**21**	613	976
Staff costs	**4,491**	41,368	73,192
Loss/(Gain) on disposal of property, plant and equipments, net	**70**	(13)	840

Items presented in this note for current period were attributable to continuing operations reported in the consolidated income statement. Items presented for prior period included those amounts charged/credited in respect of continuing and discontinued operations.

7. Tax

	Six months ended 30th June, 2009 US$'000 (Unaudited)	2008 US$'000 (Unaudited)	Year ended 31st December, 2008 US$'000 (Audited)
Group:			
Charge for the period/year			
– Mainland China	–	1,846	3,611
Deferred tax – Mainland China	–	–	–
Total tax charge for the period/year	–	1,846	3,611
Represented by:			
Tax charge attributable to continuing operations reported in the consolidated income statement	–	122	30
Tax charge attributable to discontinued operations	–	1,724	3,581
Total tax charge for the period/year	–	1,846	3,611

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the period/year (2008: nil).

8. Discontinued operations

On 18th April, 2008, the Company entered into an agreement to dispose its equity interest in Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), Chia Tai (China) Investment Co., Ltd., C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited and their subsidiaries, jointly-controlled entities and associates (collectively the "Disposed Group") including the advances made by the Company to CT Agro of approximately US$119,656,000 to its related company, CP China Investment Limited (the "Purchaser") which was beneficially owned by the controlling shareholders of the Company for a cash consideration of US$102,800,000.

The Disposed Group was engaged in feedmill and poultry operations and trading of agricultural products. The sale of the agribusiness has been approved by the independent shareholders of the Company on 19th June, 2008.

8. Discontinued operations *(Continued)*

The results of the Disposed Group are presented below:

	Six months ended 30th June, 2009 US$'000 (Unaudited)	Six months ended 30th June, 2008 US$'000 (Unaudited)	Year ended 31st December, 2008 US$'000 (Unaudited)
Revenue	–	556,490	1,144,669
Cost of sales	–	(487,673)	(1,015,504)
Gross profit	–	68,817	129,165
Selling and distribution costs	–	(20,855)	(37,014)
General and administrative expenses	–	(23,120)	(56,143)
Other income	–	225	4,177
Other losses	–	–	(904)
Finance costs	–	(10,754)	(18,909)
Share of profits and losses of:			
Jointly-controlled entities	–	1,840	6,032
Associates	–	1,140	2,104
Profit from discontinued operations	–	17,293	28,508
Gain on disposal of the Disposal Group	–	–	13,387
Profit before tax	–	17,293	41,895
Tax	–	(1,724)	(3,581)
Profit for the period/year	–	15,569	38,314
Attributable to:			
Owners of the Company	–	15,714	41,385
Minority interests	–	(145)	(3,071)
	–	15,569	38,314

8. **Discontinued operations *(Continued)***

The net cash flows incurred by discontinued operations are as follow:

	Six months ended 30th June,		Year ended 31st December,
	2009	2008	2008
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities	–	33,417	(9,834)
Investing activities	–	(1,822)	(15,203)
Financing activities	–	(45,863)	20,774
Net cash outflow	–	(14,268)	(4,263)
	US cent	*US cent*	*US cents*
Earnings per share:			
Basic, from discontinued operations	–	0.544	1.432
Diluted, from discontinued operations	–	0.537	N/A

The calculation of the basic and diluted earnings per share from discontinued operations is based on:

	Six months ended 30th June,		Year ended 31st December,
	2009	2008	2008
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Unaudited)
Profit attributable to ordinary owners of the Company form discontinued operations	–	15,714	41,385
Weighted average number of ordinary shares for the purposes of basic earnings per share	**2,889,730,786**	2,889,730,786	2,889,730,786
Effect of dilutive potential ordinary shares issuable under the Company's share option scheme	–	34,827,730	–
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**2,889,730,786**	2,924,558,516	2,889,730,786

9. **Earnings per share attributable to ordinary owners of the Company**

The calculation of basic and diluted earnings per share attributable to ordinary owners of the Company for the six months ended 30th June, 2009 and 2008 and the year ended 31st December, 2008 is based on the following data:

	Six months ended 30th June,		Year ended 31st December,
	2009	2008	2008
	US$'000	*US$'000*	*US$'000*
	(Unaudited)	(Unaudited)	(Audited)
Earnings			
Profit attributable to ordinary owners of the Company, used in the basic and diluted earnings per share calculation:			
From continuing operations	**3,815**	7,613	3,856
From discontinued operations	**–**	15,714	41,385
	3,815	23,327	45,241
Number of shares			
Weighted average number of ordinary shares for the purposes of basic earnings per share	**2,889,730,786**	2,889,730,786	2,889,730,786
Effect of dilutive potential ordinary shares issuable under the Company's share option scheme	**–**	34,827,730	–
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**2,889,730,786**	2,924,558,516	2,889,730,786

10. Property, plant and equipment

	Office premises in Hong Kong	Office premises in Mainland China	Industrial buildings in Mainland China	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles and transport facilities	Construction in progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Cost or valuation:								
1st January, 2009	13,258	5,517	15,344	54,028	4,991	1,434	483	95,055
Additions	-	-	-	151	175	102	306	734
Transfer in/(out)	-	-	-	385	-	-	(385)	-
Disposals	-	-	(15)	(151)	(51)	(18)	(25)	(260)
30th June, 2009	**13,258**	**5,517**	**15,329**	**54,413**	**5,115**	**1,518**	**379**	**95,529**
Accumulated depreciation and impairment losses:								
1st January, 2009	-	-	5,894	29,350	4,303	1,158	-	40,705
Depreciation provided during the period	-	11	254	1,695	127	68	-	2,155
Disposal	-	-	-	(126)	(45)	(16)	-	(187)
30th June, 2009	**-**	**11**	**6,148**	**30,919**	**4,385**	**1,210**	**-**	**42,673**
Net book value:								
30th June, 2009	**13,258**	**5,506**	**9,181**	**23,494**	**730**	**308**	**379**	**52,856**
31st December, 2008	13,258	5,517	9,450	24,678	688	276	483	54,350

11. **Accounts receivable, other receivables and deposits**

The Group normally grants a credit period of up to 60 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits is as follows:

	30th June, 2009	31st December, 2008
	US$'000	*US$'000*
	(Unaudited)	(Audited)
Less than 90 days	**9,508**	8,624
91 to 180 days	**34**	139
181 to 360 days	**3**	–
Over 360 days	**123**	–
	9,668	8,763
Impairment	**(95)**	(89)
	9,573	8,674
Other receivables and deposits	**1,747**	2,324
	11,320	10,998

12. **Accounts payable, other payables and accrued expenses**

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	30th June, 2009	31st December, 2008
	US$'000	*US$'000*
	(Unaudited)	(Audited)
Less than 90 days	**10,889**	11,156
91 to 180 days	**2,943**	2,368
181 to 360 days	**946**	57
Over 360 days	**71**	36
	14,849	13,617
Other payables and accrued expenses	**9,375**	9,160
	24,224	22,777

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

13. Issued capital

	Number of shares		Issued capital	
	30th June, 2009	31st December, 2008	**30th June, 2009 *US$'000***	31st December, 2008 *US$'000*
	(Unaudited)	(Audited)	**(Unaudited)**	(Audited)
Authorised:				
Ordinary share of US$0.01 each	**15,000,000,000**	15,000,000,000	**150,000**	150,000
Issued and fully paid:				
At beginning and end of period/year	**2,889,730,786**	2,889,730,786	**28,898**	28,898

14. Share Premium Account

	30th June, 2009 *US$'000*	31st December, 2008 *US$'000*
	(Unaudited)	(Audited)
At beginning of year	**73,897**	73,897
Reduction of share premium account	**(73,897)**	–
At the end of period/year	**–**	73,897

A special resolution of reduction of share premium of the Company has been passed by the shareholders of the Company on 3rd June, 2009, in accordance with the bye-laws of the Company and all applicable laws, the reduced amount was eliminated with the accumulated losses of the Company during the period.

15. Reserves

	Attributable to owners of the Company											
	Share premium account US$'000	Share option reserve US$'000	Asset revaluation reserve US$'000	Available-for-sale investments revaluation reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalization reserve US$'000	Retained profits/ (Accumulated losses) US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
1st January, 2008	73,897	8,470	15,078	75	28,865	25,024	12,623	(8,081)	(119,721)	36,230	48,074	84,304
Profit for the year	-	-	-	-	-	-	-	-	45,241	45,241	(3,948)	41,293
Other comprehensive income	-	-	(2,814)	99	-	-	-	6,048	-	3,333	-	3,333
Transfers from/(to) retained profits/(accumulated losses)	-	-	-	-	-	2,366	1,121	-	(3,487)	-	-	-
Release of reserves upon disposal of subsidiaries	-	-	(1,449)	-	14,513	(23,334)	(13,359)	15,950	1,450	(6,229)	(34,561)	(40,790)
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	(1,503)	(1,503)
Share of reserves by minority shareholders	-	-	-	-	-	-	-	-	-	-	1,281	1,281
31st December, 2008 and 1st January, 2009	73,897	8,470	10,815	174	43,378	4,056	385	13,917	(76,517)	78,575	9,343	87,918
Profit for the period	-	-	-	-	-	-	-	-	3,815	3,815	(322)	3,493
Other comprehensive income	-	-	-	-	-	-	-	169	-	169	-	169
Transfers from/(to) retained profits/ (accumulated losses)	-	-	-	-	-	94	220	-	(314)	-	-	-
Reduction of share premium account	(73,897)	-	-	-	-	-	-	-	73,897	-	-	-
30th June, 2009	**-**	**8,470**	**10,815**	**174**	**43,378**	**4,150**	**605**	**14,086**	**881**	**82,559**	**9,021**	**91,580**

16. Related party transactions

(a) A portion of the Group's sales and purchases transactions, together with certain transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont, and Thanakorn Seriburi, directors of the Company, have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are set out as follows:

	Notes	**Six months ended 30th June, 2009 US$'000 (Unaudited)**	Six months ended 30th June, 2008 US$'000 (Unaudited)	Year ended 31st December, 2008 US$'000 (Audited)
Sales of goods to jointly-controlled entities and associates	*(i)*	**–**	6,351	33,062
Sales of goods to related companies	*(i)*	**1,370**	10,715	14,669
Purchases of raw materials from jointly-controlled entities and associates	*(ii)*	**–**	9,096	27,078
Purchases of raw materials from related companies	*(ii)*	**–**	679	143

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) The amounts due from and to related companies are unsecured, non-interest bearing and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of these amounts due from and to related companies approximate to their fair values.

(c) During the period, the Group received rental income of approximately US$138,000 (six months ended 30th June 2008: US$124,000) from related companies and a jointly-controlled entity. The rental income was related to office premises recharged to related companies and a jointly-controlled entity for office use. The related companies included companies, where were controlled by the controlling shareholders, an associated company of the controlling shareholders and a company controlled by a family member of a director of the Company.

16. Related party transactions *(Continued)*

(d) During the period, the Group provided guarantee of US$30,550,000 (six months ended 30th June, 2008: US19,000,000) to a financial institution for facilities granted to a jointly-controlled entity. As at 30th June, 2009, the facilities granted to the jointly-controlled entity subject to guarantee given to such financial institution by the Group were utilized to the extent of US$17,205,000 (31st December, 2008: US$28,564,000).

(e) In the prior period, the Company entered into an agreement to dispose its equity interest in the Disposed Group including the advances made by the Company to CT Agro of approximately US$119,656,000 to the Purchaser, which was beneficially owned by the controlling shareholders of the Company, for a cash consideration of US$102,800,000. Details of the disposal are included in note 8 to the financial statement.

(f) In the prior period, the Group received a technical service fee income of US$10,450,000 from subsidiaries and jointly-controlled entities of the Purchaser, CP China Investment Limited, for the provision of technical knowledge for the production, operation and management of the agribusiness until the completion of the disposal of the agribusiness.

CP China Investment Limited is a company which is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont shareholders, the controlling shareholders of the Company.

(g) In the prior period, Hainan Chia Tai Animal Husbandry Co. Ltd., an indirect wholly-owned subsidiary of the Company, received rental income of approximately US$357,000 from a related party, C.P. Aquaculture (Hainan) Co., Ltd.

(h) Compensation of key management personnel of the Group:

	Six months ended 30th June,	
	2009	2008
	US$'000	*US$'000*
	(Unaudited)	(Unaudited)
Short term employee benefits	**812**	2,568

The key management personnel of the Group are 15 directors and 3 senior management.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30th June, 2009 (2008: nil).

DISCLOSURE PURSUANT TO RULES 13.13 AND 13.16 OF CHAPTER 13 OF THE LISTING RULES

The following disclosure is made by the Company in compliance with the continuing disclosure requirements under Rules 13.13 and 13.16 of Chapter 13 of the Listing Rules:

The following table summarizes the loan and the guarantee granted by the Group to an affiliated company which individually exceeded 8% under the assets ratio (as defined under Rule 14.07(1) of Chapter 14 of the Listing Rules) as at 30th June, 2009:

Name of affiliated company	Percentage of the Group's attributable interests	Guarantee given	Extent of guaranteed facilities utilized	Loan amount
		US$'000	*US$'000*	*US$'000*
ECI Metro Investment Co., Ltd.	50%	30,550 *(Note i)*	17,205	26,077 *(Note ii)*

Note:

(i) The guarantee was given by the Group for loan facilities granted to ECI Metro Investment Co., Ltd. and its wholly-owned subsidiaries up to the maximum amount of US$30,550,000.

(ii) The loan is unsecured, subject to an interest rate per annum equal to the prime rate of interest published by the People's Bank of China for Renminbi borrowings of one-year multiplied by 1.15 and repayable within one year from the date of loan agreement dated 21st April, 2009.

In compliance with Rule 13.22 of Chapter 13 of the Listing Rules, the consolidated statement of financial position of the above-mentioned affiliated company as at 30th June, 2009 is disclosed as follows:

	US$'000
Non-current assets	13,706
Current assets	168,813
Current liabilities	(132,109)
Non-current liabilities	(434)
Net assets	49,976
Share capital	12,000
Reserves	37,976
Total equity	49,976

As at 30th June, 2009, the Group's attributable interests in the above-mentioned affiliated company amounted to US$24,988,000.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 30th June, 2009, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

Directors' interests in share options granted by the Company

As at 30th June, 2009, the interests of the directors in share options to subscribe for shares in the capital of the Company under the share option scheme adopted by the Company on 26th November, 2002 were as follows:

Name of director	Capacity	Number of shares issuable upon exercise of share options held	Approximate percentage of the Company's issued share capital
Mr. Sumet Jiaravanon	Beneficial owner	37,600,000	1.30%
Mr. Dhanin Chearavanont	Beneficial owner	37,600,000	1.30%
Mr. Thanakorn Seriburi	Beneficial owner	62,584,807	2.17%
Mr. Meth Jiaravanont	Beneficial owner	21,000,000	0.73%
Mr. Robert Ping-Hsien Ho	Beneficial owner	62,584,807	2.17%

Save as disclosed above, at no time during the period under review was the Company or any of its subsidiaries, a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, as at 30th June, 2009, none of the directors and chief executives of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30th June, 2009, the following persons (not being a director or chief executive of the Company) had the following interests and/or short positions in the shares and/or underlying shares of the Company as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	*Notes*	Capacity and Nature of Interest	Number of shares held *(Note 1)*	Approximate percentage of the Company's issued share capital
CPI Holding Co., Ltd.	*(2)*	Beneficial owner	1,004,014,695 (L)	34.74%
C.P. Intertrade Co., Ltd.	*(2)*	Interest of controlled corporation	1,004,014,695 (L)	34.74%
Worth Access Trading Limited	*(3)*	Beneficial owner	481,250,000 (L)	16.65%
Charoen Pokphand Holding Company Limited	*(3)*	Interest of controlled corporation	481,250,000 (L)	16.65%
Charoen Pokphand Group Company Limited	*(3)*	Interest of controlled corporation	481,250,000 (L)	16.65%

Notes:

(1) The letter "L" denotes a long position.

(2) CPI Holding Co., Ltd. ("CPI") beneficially owned 1,004,014,695 shares of the Company. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI.

(3) Worth Access Trading Limited ("Worth Access") beneficially owned 481,250,000 shares of the Company. Charoen Pokphand Holding Company Limited ("CPH") has declared an interest in these shares by virtue of its shareholding in Worth Access whilst Charoen Pokphand Group Company Limited has also declared an interest in such number of shares by virtue of its shareholding in CPH.

Save as disclosed above, so far as is known to the directors, as at 30th June, 2009, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE OPTION SCHEME

The following table discloses the movements in the Company's share options which were granted under the share option scheme adopted by the Company on 26th November, 2002, during the period under review:

Category of participant	At 1st January, 2009	Granted/ Exercised/ Cancelled/Lapsed during the period	At 30th June, 2009	Date of grant	Exercise period	Exercise price *HK$*
(i) Directors						
Mr. Sumet Jiaravanon	12,800,000	-	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	12,800,000	-	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	12,000,000	-	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
Mr. Dhanin Chearavanont	12,800,000	-	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	12,800,000	-	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	12,000,000	-	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
Mr. Thanakorn Seriburi	21,584,807	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	20,000,000	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	21,000,000	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
Mr. Meth Jiaravanont	21,000,000	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
Mr. Robert Ping-Hsien Ho	21,584,807	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	20,000,000	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	21,000,000	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
(ii) Other senior executives in aggregate	60,739,236	-	60,739,236	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	49,248,078	-	49,248,078	3rd May, 2004	3rd May, 2004 to	0.3900
	41,848,078	-	41,848,078	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
(iii) Other participants in aggregate	86,339,228	-	86,339,228	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	80,000,000	-	80,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	108,000,000	-	108,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
	647,544,234	-	647,544,234			

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

In the opinion of the Board, the Company has applied the principles and complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th June, 2009, save for deviation from code provision A.4.2.

Code provision A.4.2 of the CG Code stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the Company's code of conduct for dealings in securities of the Company by the directors. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code throughout the six months ended 30th June, 2009.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters. The audit committee has reviewed the unaudited financial results of the Group for the six months ended 30th June, 2009.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the six months ended 30th June, 2009.

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 21st September, 2009

As at the date of this report, the Board comprises twelve executive directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

股份編號：43

中期報告 2009



飼料添加劑
摩托車
卡特彼勒機械
汽車零部件

目錄

管理層討論及分析

業務回顧

截至二零零九年六月三十日止六個月，卜蜂國際有限公司(「本公司」)及其附屬公司(「本集團」)錄得本公司擁有人應佔來自持續經營業務之溢利3,800,000美元(二零零八年：7,600,000美元)，減少49.9%；營業額及持續經營業務之每股基本溢利分別為31,500,000美元(二零零八年：35,700,000美元)及0.132美仙(二零零八年：0.263美仙)。

上半年，在環球經濟尚未走出衰退之時，中國政府透過加強基建投資，以及實施適度寬鬆貨幣政策，令經濟保持增長，對本集團的內銷業務帶來有效的支持。回顧期內，以內銷為主，由共同控制企業組成的工業業務，包括摩托車、卡特彼勒機械設備代理及汽車零部件業務提供穩定的盈利，合共貢獻利潤6,000,000美元，按年增長17.4%。不過，以出口為主的金霉素業務在海外需求疲弱下，盈利卻見受壓。

為了提升於內銷市場的地位，本集團配合國家各項優惠政策，不停完善銷售網絡。即使期內本集團金霉素、摩托車及卡特彼勒機械設備產品的國內銷量未如去年同期，但已逐漸回到去年金融海嘯前的水平。另一方面，生產效益提升，以及原材料價格低於去年同期，則有助本集團降低回顧期內的生產成本。再者，中國政府調高摩托車及飼用金霉素等產品的出口退稅率，以及本集團工業業務錄得非經營業務收益，皆為本集團整體利潤帶來支持。

金霉素

上半年，本集團金霉素業務營業額按年下跌11.7%，至31,400,000美元。營業額分布方面，內銷及出口各佔28.3%和71.7%；主要產品飼用金霉素及鹽酸金霉素的銷售，則分別佔70.0%和30.0%。飼用金霉素海外市場需求疲弱，加上業界為減輕庫存而採取促銷策略，為金霉素產品的銷售及價格添上壓力。

金霉素營業額分布


鹽酸金霉素
30.0%
飼用金霉素
70.0%

金霉素(續)

在這些經營壓力下，回顧期內，本集團飼用金霉素於國內的銷量按年下跌10.5%，至6,800噸；鹽酸金霉素則按年下跌14.7%，至21噸。不過，對比去年下半年，飼用金霉素及鹽酸金霉素的國內銷量已見改善，分別回升4.4%及25.1%。

出口業務方面，雖然飼用金霉素的出口量不及去年同期，減少24.9%至9,900噸，但鹽酸金霉素卻錄得理想成績，理由是歐洲地區期間比較寒冷，動物用藥增加，帶動對飼料添加劑的需求，本集團鹽酸金霉素於當地的銷量亦上升逾三成，令期內鹽酸金霉素總出口量穩步上揚，按年上升17.8%至459噸。

另外，有賴管理及技術人員的努力，本集團成功改善金霉素的發酵水平，減少發酵時原材料的消耗，提升了生產效益，加上玉米澱粉及煤等主要原材料及生產能源的價格下跌，令期內金霉素的生產成本低於去年同期。國家於今年六月份將飼用金霉素的出口退稅率提升2個百分點，至15%，亦有助紓減金霉素產品銷售下降所帶來的壓力。

摩托車

洛陽北方易初摩托車有限公司(「北方易初」)以內銷為主，銷售以「大陽」為品牌的摩托車及發動機產品。據中國汽車工業協會統計，上半年，中國摩托車工業的出口量顯著下滑44.4%，令行業的整體銷量錄得雙位數跌幅。期內中國政府推出摩托車下鄉政策，暫時未見顯著成效。上半年，北方易初摩托車銷量按年倒退23.2%，至228,200輛，內銷及出口分別佔整體銷量88.0%和12.0%。不過，由於原材料價格下跌，以及成本控制得宜，北方易初的毛利率得到改善，加上期內錄得非經營業務收益，以及中國於今年六月份將摩托車產品的出口退稅率提高至15%，因此抵銷了摩托車產品銷售下跌的影響。

摩托車銷量



千輛
國內
出口
245.5
51.6
200.7
27.5
250
200
150
100
50
0
二零零八年上半年
二零零九年上半年

上半年，「大陽」摩托車於國內的銷量雖然按年下跌18.2%，但相對去年下半年卻有逾兩成的升幅，其中「大陽」的主要車種－110cc彎樑車於第一季及第二季的國內銷量亦見改善，銷售逐漸回復正常。河南、山東、安徽、湖北及廣東為上半年北方易初的主要銷售省份，當中以河南的表現最為理想，銷量按年上升8.5%。

摩托車(續)

各車種銷量分布


直樑車
7.1%
踏板車
18.2%
彎樑車
74.7%

北方易初一直致力加強國內的銷售網絡，由於看好農村地區在中國摩托車政策下的發展前景，期內遂進一步擴展於農村市場的銷售網絡，為摩托車行業日後的復蘇作好準備。上半年，北方易初推出「大陽摩托車村村便民工程」計劃，在全國農村地區設立約34,000個聯絡站，將宣傳點伸延至農村核心，並於期間推出多個獎勵經銷商的宣傳活動，取得理想成果。

生產及研發方面，期內，北方易初因應市場需求，調整產能，有效地提高生產效益。至於新的鑄造廠房已經如期於上半年竣工，並完成試產，預期可提升公司的零部件自製能力，以及產品素質及成本的控制。雖然中國摩托車行業的發展暫時受阻，但無礙北方易初的研發步伐，期內繼續進行多個新的研發項目。北方易初近期取得河南省科技廳的高新技術企業資格，將獲企業所得稅優惠，肯定了公司的科研成績。

出口業務方面，受金融海嘯影響，海外市場的需求顯著下降，因此北方易初出口銷售按年下跌46.8%，至27,500輛，雖然北方易初於菲律賓、孟加拉和越南等地取得銷量增長，但未能抵銷公司於主要市場印尼疲弱的銷情。

卡特彼勒機械代理

中國期內大力推動基礎建設，令有關固定資產投資及信貸活動顯著增長，對工程機械行業的銷售帶來穩定及支持作用。易初明通投資有限公司(「易初明通」)於中國西部八省一市代理銷售卡特彼勒的機械設備產品，上半年銷售表現穩定，合共售出788台工程機械設備產品，較去年同期小幅下跌7.4%。由於銷售成本控制得宜，整體毛利僅較去年同期輕微下跌。

機械設備銷量



台
挖掘機
山工裝載機
其他
800
600
400
200
0
651
140
60
650
125
13
二零零八年上半年
二零零九年上半年

挖掘機為易初明通的主要銷售產品，上半年銷售與去年同期基本持平，售出650台挖掘機，其中小型挖掘機銷量強勁，按年上升2.4倍。至於易初明通代理山東山工機械有限公司的裝載機，期內銷售則較市場理想，售出125台，僅跌10.7%，而據中國工程機械工業協會的統計，中國裝載機行業期間的銷量則按年下跌逾三成。易初明通的零件銷售及維修業務於上半年表現凸出，營業額較上年同期上升約兩成。

按行業劃分，得益於中央政府大力推動基建及公交建設，上半年，推高了易初明通挖掘機及裝載機於相關行業的銷量；惟於礦採行業的銷量卻見下降。西部八省一市中，雲南及四川依然是易初明通的主要銷售地區。根據國家統計局統計，上半年，雲南及四川的城鎮固定資產投資增長達49.1%和44.0%，此與當地的災後重建活動陸續展開有關。易初明通於兩個地區的營業額亦分別增長15.0%和5.3%。

汽車零部件

湛江德利化油器有限公司(「湛江德利」)主要經營摩托車化油器及汽車零部件的產銷業務。上半年，公司致力提升競爭力：及時調整產品結構、積極開拓市場及挖潛內部生產率，以回應摩托車行業銷售整體下滑的影響。原料成本下跌，以及國家推出汽車行業的優惠政策，則有助提升湛江德利的整體利潤。

據中國汽車工業協會統計，上半年，中國汽車行業在「家電下鄉」及汽車購置稅下調等優惠政策下，銷量按年增長17.7%。湛江德利的汽車零部件產品受惠於汽車市場的強勁表現及原料成本減少，營業額及毛利皆優於去年同期水平。期內中國政府削減了1.6升以下小型汽車的購置稅，帶動湛江德利產品於1.0-1.3升汽車市場的銷售增長。而配合國內汽車市場的發展，湛江德利積極推進興建汽車零部件分公司，預期於今年底動工。至於摩托車化油器銷售方面，由於中國摩托車行業銷售下跌，湛江德利的摩托車化油器銷售亦受到影響，按年下跌17.0%，至3,010,000只。

展望

中國憧憬能夠最先復蘇，本集團將繼續配合國家政策，完善自身的銷售網絡，加強管理，務求於危機過後，取得更理想的發展。本集團預期金霉素產品於國內的銷售將隨著內需增長而有所改善，亦會加強鹽酸金霉素於國內的推廣；出口市場方面，下半年各海外市場的表現預期呈個別發展。本集團正研發新產品，以令金霉素產品種類更多元化，同時積極研究採用替代原材料的可行性，以應對玉米澱粉等主要原材料的價格回升。

工業業務方面，下半年摩托車行業的銷售表現預期趨向平穩，本集團將繼續擴展銷售網絡，加強宣傳，冀能於競爭激烈的環境中繼續前進，爭取佳績。國內工程機械設備市場預期繼續於強勁的固定資產投資及貸款活動下得到支持，本集團將密切注視及跟蹤代理區內的大型基建項目，以取得更多銷售。中國汽車市場上半年發展蓬勃，下半年預期能夠維持勢頭，有利本集團汽車零部件業務的發展。

資金流動性及財政資源
於二零零九年六月三十日，本集團之總資產為168,500,000美元，較二零零八年十二月三十一日之165,800,000美元，增加1.6%。

總貸款及資本貸款比率（資本貸款比率計算方法為貸款總額除以權益總額）分別為15,800,000美元及13.1%，相對二零零八年十二月三十一日之18,200,000美元及15.6%。

本集團之大部份貸款為美元及人民幣，年利率約為4.3%至8.2%不等。

本集團未有安排任何利息或匯率對沖活動。

於中國之所有銷售均以人民幣交易，而出口之銷售以外幣交易。本集團於購買入口原材料及零部件均需支付外幣，並持有足夠外幣以應付其營運所需。董事會認為於本期間人民幣升值對本集團之業務並無重大影響。

資本結構
本集團透過營運資金及短期銀行貸款解決其流動資金需求。於二零零九年六月三十日，本集團持有現金及現金等額5,200,000美元（二零零八年十二月三十一日：12,500,000美元），較上年末減少7,300,000美元。

本集團資產抵押
於二零零九年六月三十日，本集團總貸款額為15,800,000美元（二零零八年十二月三十一日：18,200,000美元），其中4,100,000美元（二零零八年十二月三十一日：無）貸款需提供資產抵押，佔總額之25.6%。本集團於中國若干物業、廠房及設備與預付土地租賃費之賬面淨額為9,100,000美元（二零零八年十二月三十一日：無），已用作短期銀行貸款之抵押。

或然負債
於二零零九年六月三十日，本集團提供擔保金額為30,600,000美元（二零零八年十二月三十一日：30,600,000美元）。

僱員及酬金政策
於二零零九年六月三十日，本集團於中國及香港共聘用約6,700名僱員（包括共同控制企業之5,600名僱員）。本集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療保障、資助培訓，以及購股權計劃。

未經審核綜合業績

本公司董事會(「董事會」)欣然宣佈本集團截至二零零九年六月三十日止六個月之未經審核綜合業績，連同二零零八年同期及(作參閱性質)截至二零零八年十二月三十一日止年度之經審核業績之比較列載如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零九年 *千美元* (未經審核)	截至六月三十日止六個月 二零零八年 *千美元* (未經審核)	截至十二月三十一日止年度 二零零八年 *千美元* (經審核)
持續經營業務				
收入	*3*	**31,519**	35,681	64,492
銷售成本		**(28,326)**	(30,992)	(58,424)
毛利		**3,193**	4,689	6,068
銷售及分銷成本		**(1,537)**	(1,790)	(3,285)
行政及管理費用		**(5,178)**	(7,422)	(15,168)
其他收益	*4*	**208**	10,502	10,502
其他虧損	*5*	**(70)**	(637)	–
財務成本		**(580)**	(4,584)	(5,768)
應佔共同控制企業之溢利及虧損		**7,457**	7,058	10,660
除稅前溢利	*6*	**3,493**	7,816	3,009
稅項	*7*	**–**	(122)	(30)
於期內／年內來自持續經營業務之溢利		**3,493**	7,694	2,979
終止經營業務				
於期內／年內來自終止經營業務之溢利	*8*	**–**	15,569	38,314
期內／年內溢利		**3,493**	23,263	41,293
可供分配予：				
本公司擁有人		**3,815**	23,327	45,241
少數股東權益		**(322)**	(64)	(3,948)
		3,493	23,263	41,293
本公司普通股擁有人應佔之每股溢利	*9*	***美仙***	*美仙*	*美仙*
基本				
－期內／年內溢利		**0.132**	0.807	1.566
－持續經營業務之溢利		**0.132**	0.263	0.134
攤薄				
－期內／年內溢利		**不適用**	0.797	不適用
－持續經營業務之溢利		**不適用**	0.260	不適用

簡明綜合全面收益表

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年 *千美元* (未經審核)	二零零八年 *千美元* (未經審核)	二零零八年 *千美元* (經審核)
期內／年內溢利	**3,493**	23,263	41,293
其他全面收益			
重估盈餘／(虧損)	**–**	6,458	(1,365)
與其他全面收益項目相關之遞延稅項	**–**	–	(1,449)
可供出售投資之公允值變動	**–**	–	99
換算以外幣為單位之財務報告之兌換差額及外匯調整	**169**	8,055	6,048
期內／年內其他全面收益	**169**	14,513	3,333
期內／年內全面收益總額	**3,662**	37,776	44,626
全面收益總額可供分配予：			
本公司擁有人	**3,984**	36,945	48,574
少數股東權益	**(322)**	831	(3,948)
	3,662	37,776	44,626

簡明綜合權益變動表

	附註	截至六月三十日止六個月 二零零九年 千美元 (未經審核)	二零零八年 千美元 (未經審核)	截至十二月三十一日止年度 二零零八年 千美元 (經審核)
期內／年內溢利		**3,493**	23,263	41,293
其他全面收益		**169**	14,513	3,333
期內／年內其他全面收益總額		**3,662**	37,776	44,626
出售附屬公司時解除之儲備		**–**	–	(40,790)
支付少數股東股息	*15*	**–**	(4,862)	(1,503)
少數股東分佔儲備		**–**	–	1,281
權益變動總額		**3,662**	32,914	3,614

簡明綜合財務狀況表

	附註	二零零九年 六月三十日 千美元 (未經審核)	二零零八年 十二月三十一日 千美元 (經審核)
非流動資產			
物業、廠房及設備	*10*	**52,856**	54,350
投資物業		**563**	563
預付土地租賃費		**1,572**	1,594
共同控制企業權益		**76,552**	65,473
可供出售之投資		**251**	251
總非流動資產		**131,794**	122,231
流動資產			
存貨		**18,038**	18,589
應收賬項、其他應收賬項及按金	*11*	**11,320**	10,998
可退回稅項		**928**	316
應收關連企業款項		**1,216**	1,150
現金及現金等額		**5,178**	12,480
總流動資產		**36,680**	43,533

簡明綜合財務狀況表*(續)*

	附註	二零零九年 六月三十日 千美元 (未經審核)	二零零八年 十二月三十一日 千美元 (經審核)
流動負債			
應付賬項、其他應付賬項及預提費用	*12*	**24,224**	22,777
應付税項		**2,524**	2,524
職工獎勵及福利撥備		**615**	615
應付少數股東款項		**698**	650
應付關連企業款項		**2,661**	2,746
附利息之銀行貸款		**15,825**	18,187
總流動負債		**46,547**	47,499
淨流動負債		**(9,867)**	(3,966)
總資產減流動負債		**121,927**	118,265
非流動負債			
遞延税項負債		**1,449**	1,449
資產淨值		**120,478**	116,816
權益			
本公司擁有人應佔權益			
已發行股本	*13*	**28,898**	28,898
股份溢價賬	*14*	**–**	73,897
儲備	*15*	**82,559**	4,678
		111,457	107,473
少數股東權益	*15*	**9,021**	9,343
權益總額		**120,478**	116,816

簡明綜合現金流量表

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年 *千美元* (未經審核)	二零零八年 *千美元* (未經審核)	二零零八年 *千美元* (經審核)
除稅前營運業務之現金流入淨額	**457**	45,292	47,107
已付利息	**(580)**	(15,338)	(24,677)
已付稅項	**(612)**	(929)	(2,647)
營運業務之現金流入╱(流出)淨額	**(735)**	29,025	19,783
投資業務之現金流入╱(流出)淨額	**(4,206)**	(63,929)	4,950
未計融資業務之現金流入╱(流出)淨額	**(4,941)**	(34,904)	24,733
融資業務之現金流出淨額	**(2,361)**	(45,393)	(96,746)
現金及現金等額之減少	**(7,302)**	(80,297)	(72,013)
兌換率變動淨影響	**–**	163	1,641
年初之現金及現金等額	**12,480**	82,852	82,852
期末╱年末之現金及現金等額	**5,178**	2,718	12,480

簡明綜合財務報告附註

1. **編製基準及主要會計準則**

本簡明綜合中期財務報告乃未經審核及按國際會計準則委員會頒佈的國際會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關規定而編製。

本未經審核簡明綜合中期財務報告應與截至二零零八年十二月三十一日止年度之年度財務報告一併閱讀。

本報告所採用之會計政策與截至二零零八年十二月三十一日止年度之年度財務報告所採用的會計政策一致。誠如截至二零零八年十二月三十一日止年度之年度財務報告所述，下列新準則、準則的修訂和詮釋自二零零九年一月一日或以後開始的財政年度強制執行：

國際財務報告準則第1號和國際會計準則第27號修訂	修訂國際財務報告準則第1號首次採納國際財務報告準則及國際會計準則第27號綜合和單獨財務報告－於子公司、共同控制企業和聯營公司的投資成本
國際財務報告準則第2號修訂	修訂國際財務報告準則第2號以股份支付－歸屬條件及注銷
國際財務報告準則第1號(經修訂)	首次採納國際財務報告準則
國際財務報告準則第7號修訂	修訂國際財務報告準則第7號改進金融工具之披露
國際財務報告準則第8號	經營分部
國際會計準則第1號(經修訂)	財務報表的呈列
國際會計準則第23號(經修訂)	借貸成本
國際會計準則第27號(經修訂)	綜合和單獨財務報告
國際會計準則第32號和國際會計準則第1號修訂	修訂國際會計準則第32號金融工具：列報和國際會計準則第1號財務報告的呈列－認沽金融工具及清盤時產生的責任
國際財務報告詮釋委員會－詮釋第9號和國際會計準則第39號修訂	修訂國際財務報告詮釋委員會－詮釋第9號重新評估附帶衍生工具及國際會計準則第39號金融工具之確認及計量
國際財務報告詮釋委員會－詮釋第13號	客戶忠實計劃
國際財務報告詮釋委員會－詮釋第15號	房地產建造協議
國際財務報告詮釋委員會－詮釋第16號	境外業務投資淨額對沖

國際會計準則第1號(經修訂)引入多項用詞改動，包括修訂簡明綜合財務報表之標題，因而導致呈列及披露出現若干變動。

國際財務報告準則第8號規定呈報其業務分部的資料，乃根據主要營運決策人所知悉的財務資料，以分配資源到該分部並評估其表現。於比較國際會計準則第14號所釐定應呈報分部，應用國際財務報告準則第8號並無導致本集團應呈報分部須重整。

1. 編製基準及主要會計準則*(續)*

本集團已評估上述新增及經修訂的國際財務報告準則，採納該等新增及經修訂的國際財務報告準則不會對本集團之財務報告構成重大影響，亦不會對本集團之會計政策造成重大變動。

下列已頒佈但在二零零九年仍未生效的新訂準則及經修訂的國際財務報告準則並無提早採用：

國際財務報告準則修訂	國際財務報告準則的改進
國際財務報告準則第3號(經修訂)	業務合併
國際財務報告準則第5號修訂	修訂國際財務報告準則第5號持作待售的非流動資產及已終止經營業務
國際會計準則第27號修訂	綜合和單獨財務報告
國際會計準則第39號修訂	修訂國際會計準則第39號金融工具：確認和計量－合資格對沖項目
國際財務報告詮釋委員會－詮釋第17號	向擁有者分配非現金資產
國際財務報告詮釋委員會－詮釋第18號	從顧客處轉移資產

本集團現正對上述之新增及經修訂的國際財務報告準則之影響作出評估。截至現時為止，本集團認為採納該等新增及經修訂的國際財務報告準則不會對本集團的經營業績及財務狀況構成重大影響。

2. 分部資料

根據本集團內部財務報告，本集團將業務分為以下分部：

持續經營業務

- 生化分部代表生產及銷售金霉素產品；
- 工業業務分部代表透過共同控制企業產銷摩托車及汽車零部件及機械設備貿易；及
- 物業及投資控股分部代表租賃本集團擁有之寫字樓及作為集團公司之控股公司。

終止經營業務

- 飼料廠及禽畜分部代表經營飼料廠及禽畜業務及農產品貿易；及
- 物業及投資控股分部代表租賃本集團擁有之寫字樓及作為集團公司之控股公司。

分部間之銷售及轉讓乃根據銷售給第三者之一般市場價格而制定。

2. 分部資料*(續)*

(a) *業務分部*

以下報表為各分部截至二零零九年及二零零八年六月三十日止六個月之收入、溢利資料及於二零零九年及二零零八年六月三十日各分部之若干資產資料。

	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易*	物業及投資控股	總額	飼料廠及禽畜業務及農產品貿易	物業及投資控股	總額	綜合
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
截至二零零九年六月三十日止六個月(未經審核)								
分部收入:								
總銷售	31,381	-	138	31,519	-	-	-	31,519
分部間之銷售	-	-	-	-	-	-	-	-
銷售予外來顧客	31,381	-	138	31,519	-	-	-	31,519
分部業績	(174)	(1,623)	(1,725)	(3,522)	-	-	-	(3,522)
其他收益	63	138	7	208	-	-	-	208
其他虧損	(70)	-	-	(70)	-	-	-	(70)
財務費用	(560)	(20)	-	(580)	-	-	-	(580)
應佔共同控制企業溢利及虧損	-	7,457	-	7,457	-	-	-	7,457
除稅前溢利/(虧損)	(741)	5,952	(1,718)	3,493	-	-	-	3,493
稅項	-	-	-	-	-	-	-	-
期內溢利/(虧損)	(741)	5,952	(1,718)	3,493	-	-	-	3,493
分部資產	67,046	6,068	18,808	91,922	-	-	-	91,922
共同控制企業權益	-	76,552	-	76,552	-	-	-	76,552
總資產	67,046	82,620	18,808	168,474	-	-	-	168,474

* *此業務乃透過本集團之共同控制企業運作。*

2. 分部資料*(續)*

(a) 業務分部(續)

	持續經營業務				終止經營業務			
	生產及銷售金霉素產品	產銷摩托車及汽車零部件及機械設備貿易*	物業及投資控股	總額	飼料廠及禽畜業務及農產品貿易	物業及投資控股	總額	綜合
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
截至二零零八年六月三十日止六個月(未經審核)								
分部收入:								
總銷售	36,655	–	256	36,911	616,448	–	616,448	653,359
分部間之銷售	(1,104)	–	(126)	(1,230)	(59,958)	–	(59,958)	(61,188)
銷售予外來顧客	35,551	–	130	35,681	556,490	–	556,490	592,171
分部業績	1,106	(1,992)	(3,637)	(4,523)	24,795	47	24,842	20,319
其他收益	–	2	10,500	10,502	225	–	225	10,727
其他虧損	–	–	(637)	(637)	–	–	–	(637)
財務費用	(1,089)	–	(3,495)	(4,584)	(10,754)	–	(10,754)	(15,338)
應佔共同控制企業溢利及虧損	–	7,058	–	7,058	1,840	–	1,840	8,898
應佔聯營公司溢利及虧損	–	–	–	–	1,140	–	1,140	1,140
除稅前溢利	17	5,068	2,731	7,816	17,246	47	17,293	25,109
稅項	(122)	–	–	(122)	(1,724)	–	(1,724)	(1,846)
期內溢利/(虧損)	(105)	5,068	2,731	7,694	15,522	47	15,569	23,263
分部資產	66,351	4,519	36,990	107,860	936,317	2,078	938,395	1,046,255
共同控制企業權益	–	68,076	–	68,076	(3,765)	–	(3,765)	64,311
聯營公司權益	–	–	–	–	28,454	–	28,454	28,454
總資產	66,351	72,595	36,990	175,936	961,006	2,078	963,084	1,139,020

* *此業務乃透過本集團之共同控制企業運作。*

2. 分部資料(續)

(b) 地區分部

以下報表為各分部截至二零零九年及二零零八年六月三十日止六個月之收入、溢利資料及於二零零九年及二零零八年六月三十日各地區分部之若干資產資料。

	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	千美元	千美元	千美元	千美元	千美元	千美元	千美元
截至二零零九年六月三十日止六個月(未經審核)							
分部收入:							
總銷售	71	31,448	31,519	–	–	–	31,519
分部間之銷售	–	–	–	–	–	–	–
銷售予外來顧客	71	31,448	31,519	–	–	–	31,519
分部業績	(3,477)	(45)	(3,522)	–	–	–	(3,522)
其他收益	144	64	208	–	–	–	208
其他虧損	–	(70)	(70)	–	–	–	(70)
財務費用	(20)	(560)	(580)	–	–	–	(580)
應佔共同控制企業溢利及虧損	–	7,457	7,457	–	–	–	7,457
除稅前溢利/(虧損)	(3,353)	6,846	3,493	–	–	–	3,493
稅項	–	–	–	–	–	–	–
期內溢利/(虧損)	(3,353)	6,846	3,493	–	–	–	3,493
分部資產	18,911	73,011	91,922	–	–	–	91,922
共同控制企業權益	–	76,552	76,552	–	–	–	76,552
總資產	18,911	149,563	168,474	–	–	–	168,474

2. 分部資料(續)

(b) 地區分部(續)

	持續經營業務			終止經營業務			
	香港	中國大陸地區	總額	香港	中國大陸地區	總額	綜合
	千美元	千美元	千美元	千美元	千美元	千美元	千美元
截至二零零八年六月三十日止六個月(未經審核)							
分部收入:							
總銷售	256	36,655	36,911	–	616,448	616,448	653,359
分部間之銷售	(126)	(1,104)	(1,230)	–	(59,958)	(59,958)	(61,188)
銷售予外來顧客	130	35,551	35,681	–	556,490	556,490	592,171
分部業績	(3,638)	(885)	(4,523)	47	24,795	24,842	20,319
其他收益	10,502	–	10,502	–	225	225	10,727
其他虧損	(637)	–	(637)	–	–	–	(637)
財務費用	(3,495)	(1,089)	(4,584)	–	(10,754)	(10,754)	(15,338)
應佔共同控制企業溢利及虧損	–	7,058	7,058	–	1,840	1,840	8,898
應佔聯營公司溢利及虧損	–	–	–	–	1,140	1,140	1,140
除税前溢利	2,732	5,084	7,816	47	17,246	17,293	25,109
税項	–	(122)	(122)	–	(1,724)	(1,724)	(1,846)
期內溢利	2,732	4,962	7,694	47	15,522	15,569	23,263
分部資產	36,957	70,903	107,860	120,152	818,243	938,395	1,046,255
共同控制企業權益	–	68,076	68,076	–	(3,765)	(3,765)	64,311
聯營公司權益	–	–	–	–	28,454	28,454	28,454
總資產	36,957	138,979	175,936	120,152	842,932	963,084	1,139,020

3. 收入

收入，亦為本集團之營業額，乃租金收益及扣除退貨及貿易折扣後之銷售發票淨值，惟不包括集團內部交易。

收入之分析如下：

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年	二零零八年	二零零八年
	千美元	*千美元*	*千美元*
	（未經審核）	（未經審核）	（經審核）
銷售予／來自外來客戶之收入：			
生化業務	**31,381**	35,551	64,444
物業及投資控股	**138**	130	48
分佔在綜合損益賬所呈報之持續經營業務	**31,519**	35,681	64,492
分佔在終止經營之飼料廠及禽畜業務	**–**	556,490	1,144,669
	31,519	592,171	1,209,161

上述分析並未計入本集團的共同控制企業及聯營公司之收入。

4. 其他收益

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年	二零零八年	二零零八年
	千美元	*千美元*	*千美元*
	（未經審核）	（未經審核）	（經審核）
來自關連企業之技術服務費收入	–	10,450	9,709
銀行及其他利息收益	**147**	277	4,315
政府補助	**61**	–	380
投資物業公允值變動	–	–	211
出售附屬公司溢利	–	–	13,387
出售物業、廠房及設備溢利	–	–	64
	208	10,727	28,066
分佔在綜合損益賬所呈報之持續經營業務	**208**	10,502	10,502
分佔在終止經營業務	–	225	17,564
	208	10,727	28,066

期內收到中國大陸河南省政府當局發放用於改造污水處理廠房及節約能源改善工程之各種現金補助。尚未支出之政府補助乃計入財務狀況表中遞延收入。該等政府補助未出現任何無法履行的條件或或然事項。

5. 其他虧損

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年	二零零八年	二零零八年
	千美元	*千美元*	*千美元*
	(未經審核)	(未經審核)	(經審核)
出售物業、廠房及設備虧損	**70**	–	904
投資物業公允值變動	**–**	637	–
	70	637	904
分佔在綜合損益賬所呈報之持續經營業務	**70**	637	–
分佔在終止經營業務	**–**	–	904
	70	637	904

6. 除稅前溢利

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年	二零零八年	二零零八年
	千美元	*千美元*	*千美元*
	(未經審核)	(未經審核)	(經審核)
本集團除稅前溢利經扣除╱(計入)下列各項：			
外匯兌換虧損╱(溢利)淨額	**59**	(1,711)	3,258
折舊	**2,155**	14,073	22,818
預付土地租賃費攤銷	**21**	613	976
職工薪酬	**4,491**	41,368	73,192
出售物業、廠房及設備淨虧損╱(收益)	**70**	(13)	840

本附註內之本期間項目分佔在綜合損益賬所呈報之持續經營業務。上期間呈報之項目分佔在持續經營及已終止經營業務。

7. **稅項**

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年 *千美元* (未經審核)	二零零八年 *千美元* (未經審核)	二零零八年 *千美元* (經審核)
本集團：			
期內／年內支出－中國大陸	–	1,846	3,611
遞延稅項－中國大陸	–	–	–
期內／年內稅項總支出	–	1,846	3,611
以下列各項代表：			
分佔在綜合損益賬所呈報之持續經營業務之稅項開支	–	122	30
分佔在已終止經營業務之稅項開支	–	1,724	3,581
期內／年內稅項總支出	–	1,846	3,611

因期內／年內本集團未有在香港賺取應課稅收入，所以未作香港利得稅項撥備(二零零八年：無)。

8. **終止經營業務**

於二零零八年四月十八日，本公司訂立協議出售其於正大(中國)農牧有限公司(「正大農牧」)、正大(中國)投資有限公司、C.T. Progressive (Investment) Ltd.及統傑投資有限公司及其附屬公司、共同控制企業及聯營公司(統稱「出售集團」)之股權及本公司向正大農牧墊付之總金額約119,656,000美元予一家關連公司CP China Investment Limited(「買方」)(一家由本公司之控股股東實益持有之公司)，現金代價為102,800,000美元。

出售集團從事飼料廠及禽畜業務及農產品貿易。該農牧業務之出售已於二零零八年六月十九日獲得本公司獨立股東批准。

8. **終止經營業務(續)**

出售集團之業績呈列如下：

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年 千美元 (未經審核)	二零零八年 千美元 (未經審核)	二零零八年 千美元 (未經審核)
收入	–	556,490	1,144,669
銷售成本	–	(487,673)	(1,015,504)
毛利	–	68,817	129,165
銷售及分銷成本	–	(20,855)	(37,014)
行政及管理費用	–	(23,120)	(56,143)
其他收益	–	225	4,177
其他虧損	–	–	(904)
財務成本	–	(10,754)	(18,909)
應佔溢利及虧損：			
共同控制企業	–	1,840	6,032
聯營公司	–	1,140	2,104
終止經營業務溢利	–	17,293	28,508
出售出售集團溢利	–	–	13,387
除稅前溢利	–	17,293	41,895
稅項	–	(1,724)	(3,581)
期內／年內溢利	–	15,569	38,314
可供分配予：			
本公司擁有人	–	15,714	41,385
少數股東權益	–	(145)	(3,071)
	–	15,569	38,314

8. 終止經營業務(續)

終止經營業務之現金流量淨額如下：

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年	二零零八年	二零零八年
	千美元	*千美元*	*千美元*
	(未經審核)	(未經審核)	(未經審核)
經營活動	–	33,417	(9,834)
投資活動	–	(1,822)	(15,203)
融資活動	–	(45,863)	20,774
現金流出淨額	–	(14,268)	(4,263)
	美仙	*美仙*	*美仙*
每股溢利：			
基本，來自終止經營業務	–	0.544	1.432
攤薄，來自終止經營業務	–	0.537	N/A

來自已終止經營業務之每股基本及攤薄溢利乃按下列各項計算：

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年	二零零八年	二零零八年
	千美元	*千美元*	*千美元*
	(未經審核)	(未經審核)	(未經審核)
本公司普通股擁有人應佔來自已終止經營業務溢利	–	15,714	41,385
就計算每股基本溢利而言之普通股加權平均數	**2,889,730,786**	2,889,730,786	2,889,730,786
本公司購股權計劃項下可發行普通股之潛在攤薄影響	–	34,827,730	–
就計算每股攤薄溢利而言之普通股加權平均數	**2,889,730,786**	2,924,558,516	2,889,730,786

9. 本公司普通股擁有人應佔之每股溢利

截至二零零九年及二零零八年六月三十日止六個月及截至二零零八年十二月三十一日止年度，本公司普通股擁有人應佔每股基本及攤薄溢利乃根據以下數據計算：

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零九年	二零零八年	二零零八年
	千美元	*千美元*	*千美元*
	（未經審核）	（未經審核）	（經審核）
溢利			
用於計算每股基本及攤薄溢利之本公司普通股擁有人應佔溢利：			
來自持續經營業務	**3,815**	7,613	3,856
來自終止經營業務	**–**	15,714	41,385
	3,815	23,327	45,241
股份數目			
就計算每股基本溢利而言之普通股加權平均數	**2,889,730,786**	2,889,730,786	2,889,730,786
本公司購股權計劃項下可發行普通股之潛在攤薄影響	**–**	34,827,730	–
就計算每股攤薄溢利而言之普通股加權平均數	**2,889,730,786**	2,924,558,516	2,889,730,786

10. 物業、廠房及設備

	香港之寫字樓物業 千美元	中國內地之寫字樓物業 千美元	中國內地之工業樓宇 千美元	廠房及機器 千美元	傢俱、裝置及設備 千美元	汽車及運輸設施 千美元	在建工程 千美元	總額 千美元
成本或估值：								
二零零九年一月一日	13,258	5,517	15,344	54,028	4,991	1,434	483	95,055
添置	–	–	–	151	175	102	306	734
撥入／(撥出)	–	–	–	385	–	–	(385)	–
出售	–	–	(15)	(151)	(51)	(18)	(25)	(260)
二零零九年六月三十日	**13,258**	**5,517**	**15,329**	**54,413**	**5,115**	**1,518**	**379**	**95,529**
累計折舊及減值：								
二零零九年一月一日	–	–	5,894	29,350	4,303	1,158	–	40,705
期內折舊撥備	–	11	254	1,695	127	68	–	2,155
出售	–	–	–	(126)	(45)	(16)	–	(187)
二零零九年六月三十日	**–**	**11**	**6,148**	**30,919**	**4,385**	**1,210**	**–**	**42,673**
賬面淨值：								
二零零九年六月三十日	**13,258**	**5,506**	**9,181**	**23,494**	**730**	**308**	**379**	**52,856**
二零零八年十二月三十一日	13,258	5,517	9,450	24,678	688	276	483	54,350

11. 應收賬項、其他應收賬項及按金

本集團普遍採用之信貸期為最高60日。本集團對應收賬項結欠採取嚴格之監控。管理層亦會定時檢查過期之結欠。經考慮上述原因及本集團之應收賬項的大部份客戶為不同顧客，信貸之風險沒有明顯集中於某小部份客戶。應收賬項、其他應收賬項及按金概無利息。本集團應收賬項之賬齡分析(以發票日期為基準)、其他應收賬項及按金如下:

	二零零九年六月三十日 千美元 (未經審核)	二零零八年十二月三十一日 千美元 (經審核)
少於90日	**9,508**	8,624
91至180日	**34**	139
181至360日	**3**	–
多於360日	**123**	–
	9,668	8,763
減值	**(95)**	(89)
	9,573	8,674
其他應收賬項及按金	**1,747**	2,324
	11,320	10,998

12. 應付賬項、其他應付賬項及預提費用

本集團應付賬項之賬齡分析(以收貨日期為基準)、其他應付賬項及預提費用如下:

	二零零九年六月三十日 千美元 (未經審核)	二零零八年十二月三十一日 千美元 (經審核)
少於90日	**10,889**	11,156
91至180日	**2,943**	2,368
181至360日	**946**	57
多於360日	**71**	36
	14,849	13,617
其他應付賬項及預提費用	**9,375**	9,160
	24,224	22,777

應付賬項乃不附利息及一般以60日為付款期。其他應付賬項及預提費用為不附利息及以一個月為平均付款期。

13. 已發行股本

	股份數目		股本	
	二零零九年六月三十日	二零零八年十二月三十一日	二零零九年六月三十日	二零零八年十二月三十一日
			千美元	*千美元*
	(未經審核)	(經審核)	(未經審核)	(經審核)
法定：				
普通股每股0.01美元	**15,000,000,000**	15,000,000,000	**150,000**	150,000
已發行及繳足：				
於期／年初及於期／年末	**2,889,730,786**	2,889,730,786	**28,898**	28,898

14. 股份溢價賬

	二零零九年六月三十日	二零零八年十二月三十一日
	千美元	*千美元*
	(未經審核)	(經審核)
於年初	**73,897**	73,897
削減股份溢價賬	**(73,897)**	–
於期／年末	**–**	73,897

本公司股東於二零零九年六月三日已通過特別決議案削減本公司之股份溢價賬，根據本公司之細則及適用之法例，削減金額於期內已抵銷本公司之累計虧損。

15. 儲備

	本公司擁有人應佔											
	股份溢價賬 *千美元*	購股權儲備 *千美元*	資產重估儲備 *千美元*	可供出售投資重估儲備 *千美元*	資本儲備 *千美元*	儲備基金 *千美元*	發展基金 *千美元*	外匯平衡儲備 *千美元*	保留溢利／(累計虧損) *千美元*	總額 *千美元*	少數股東權益 *千美元*	權益總額 *千美元*
二零零八年一月一日	73,897	8,470	15,078	75	28,865	25,024	12,623	(8,081)	(119,721)	36,230	48,074	84,304
年內溢利	-	-	-	-	-	-	-	-	45,241	45,241	(3,948)	41,293
其他全面收益	-	-	(2,814)	99	-	-	-	6,048	-	3,333	-	3,333
撥自／(入)保留溢利／(累計虧損)	-	-	-	-	-	2,366	1,121	-	(3,487)	-	-	-
出售附屬公司時解除之儲備	-	-	(1,449)	-	14,513	(23,334)	(13,359)	15,950	1,450	(6,229)	(34,561)	(40,790)
支付少數股東股息	-	-	-	-	-	-	-	-	-	-	(1,503)	(1,503)
少數股東分佔儲備	-	-	-	-	-	-	-	-	-	-	1,281	1,281
二零零八年十二月三十一日及二零零九年一月一日	73,897	8,470	10,815	174	43,378	4,056	385	13,917	(76,517)	78,575	9,343	87,918
期內溢利	-	-	-	-	-	-	-	-	3,815	3,815	(322)	3,493
其他全面收益	-	-	-	-	-	-	-	169	-	169	-	169
撥自／(入)保留溢利／(累計虧損)	-	-	-	-	-	94	220	-	(314)	-	-	-
削減股份溢價賬	(73,897)	-	-	-	-	-	-	-	73,897	-	-	-
二零零九年六月三十日	**-**	**8,470**	**10,815**	**174**	**43,378**	**4,150**	**605**	**14,086**	**881**	**82,559**	**9,021**	**91,580**

16. 關連企業交易

(a) 本集團之部份銷售及採購交易以及若干交易乃與本公司之董事謝中民先生、謝國民先生、李紹祝先生擁有實益權益之公司進行。財務報告他處詳述之交易及結餘以外之主要關連企業交易詳情列載如下：

	附註	截至六月三十日止六個月 二零零九年 千美元 (未經審核)	二零零八年 千美元 (未經審核)	截至十二月三十一日止年度 二零零八年 千美元 (經審核)
銷售產品予共同控制企業及聯營公司	*(i)*	–	6,351	33,062
銷售產品予關連企業	*(i)*	**1,370**	10,715	14,669
向共同控制企業及聯營公司購買原料	*(ii)*	–	9,096	27,078
向關連企業購買原料	*(ii)*	–	679	143

附註：

(i) 除給予較長之信貸期外，銷售之產品乃根據既定並提供予本集團之主要顧客之價格及條件出售。

(ii) 除獲得較長之信貸期外，購買之原料乃根據供應商既定並提供予其他主要顧客之價格及條件進行。

(b) 應收及應付關連企業款項乃無抵押、無附利息及無固定還款期，董事亦認為該等款項乃本集團日常業務中產生。應收及應付之關連企業款項之賬面值與其公允值相若。

(c) 於期內，本集團向關連企業及一家共同控制企業收取租金約138,000美元(截至二零零八年六月三十日止六個月：124,000美元)。租金收入仍相關於寫字樓樓宇分租給關連企業及一家共同控制企業作辦公室用途。關連企業包括由本公司之控股股東控制之公司、本公司控股股東之聯營公司以及由本公司董事之家庭成員控制之公司。

16. 關連企業交易（續）

(d) 於期內，本集團為一家共同控制企業取得之融資向財務機構提供30,550,000美元（截至二零零八年六月三十日止六個月：19,000,000美元）之擔保。於二零零九年六月三十日，為該共同控制企業取得融資而向該財務機構提供之擔保已使用17,205,000美元（二零零八年十二月三十一日：28,564,000美元）。

(e) 於上期間，本公司訂立協議出售其於出售集團之股權及本公司向正大農牧墊付之總金額約119,656,000美元予買方（一家由本公司之控股股東實益持有之公司），現金代價為102,800,000美元。出售詳情載於財務報告附註8。

(f) 於上期間，本集團向買方，CP China Investment Limited之附屬公司及共同控制企業收取技術服務費為10,450,000美元，作為提供農牧業務生產、經營及管理的技術知識，直至完成出售農牧業務。

CP China Investment Limited，為本公司控股股東謝氏家族股東擁有51.31%權益之Charoen Pokphand Group Company Limited直接全資擁有。

(g) 於上期間，海南正大畜牧有限公司，本公司之一家間接全資擁有附屬公司，收到一家關連企業卜蜂水產飼料（海南）有限公司之租金收益約357,000美元。

(h) 本集團主要管理人員之報酬：

	截至六月三十日止六個月	
	二零零九年 *千美元* （未經審核）	二零零八年 *千美元* （未經審核）
短期僱員福利	**812**	2,568

本集團之主要管理人員有15位董事及3位高級管理人員。

中期股息

董事會並不建議派付截至二零零九年六月三十日止六個月之中期股息(二零零八年：無)。

按上市規則第十三章第13.13及13.16條規定須予披露資料

以下為本公司根據上市規則第十三章第13.13及13.16條有關遵守持續披露規定之披露：

下表乃本集團向一家聯屬公司提供貸款及擔保之摘要。於二零零九年六月三十日，該貸款及擔保金額各自超過資產比率(定義見上市規則第十四章第14.07(1)條)的8%：

聯屬公司名稱	本集團應佔權益百份比	作出之擔保金額 *千美元*	已動用擔保融資額 *千美元*	貸款金額 *千美元*
ECI Metro Investment Co., Ltd.	50%	30,550 *(附註i)*	17,205	26,077 *(附註ii)*

附註：

(i) 本集團就授予 ECI Metro Investment Co., Ltd. 及其全資附屬公司之貸款融資提供最高金額達30,550,000美元之擔保。

(ii) 該貸款為無抵押，年利率為中國人民銀行公佈之人民幣一年期貸款基準利率乘以1.15及須於由日期為二零零九年四月二十一日訂立之貸款協議日期起一年內償還。

以遵守上市規則第十三章第13.22條之規定，上述聯屬公司之二零零九年六月三十日綜合財務狀況表載列如下：

	千美元
非流動資產	13,706
流動資產	168,813
流動負債	(132,109)
非流動負債	(434)
資產淨值	49,976
股本	12,000
儲備	37,976
權益總額	49,976

於二零零九年六月三十日，本集團應佔上述聯屬公司之權益為24,988,000美元。

董事及主要行政人員於本公司及其聯繫公司之股份、相關股份及債權證中的權益及淡倉

於二零零九年六月三十日，根據證券及期貨條例(「證券期貨條例」)第XV部第七及第八分部已知會本公司和聯交所，並根據證券期貨條例第352條而存置之登記冊所載；或根據上市規則內上市發行人董事進行證券交易的標準守則(「標準守則」)已知會本公司和聯交所，有關董事及本公司主要行政人員擁有本公司或其任何聯繫公司(按證券期貨條例第XV部之定義)之股份、相關股份及債權證之權益或淡倉(包括根據證券期貨條例之該等條文任何該等董事及主要行政人員擁有或被視作擁有之權益或淡倉)如下：

董事於本公司之購股權權益

於二零零九年六月三十日，董事根據本公司於二零零二年十一月二十六日採納之購股權計劃有權認購本公司股份之權益如下：

董事名稱	權益資格	行使購股權可授出股份數目	公司已發行股本概約百分比
謝中民先生	實益擁有者	37,600,000	1.30%
謝國民先生	實益擁有者	37,600,000	1.30%
李紹祝先生	實益擁有者	62,584,807	2.17%
謝克俊先生	實益擁有者	21,000,000	0.73%
何平僊先生	實益擁有者	62,584,807	2.17%

除上述披露者外，於回顧期內，本公司或其附屬公司概無作出任何安排，以令董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

除上述披露者外，於二零零九年六月三十日，本公司董事及主要行政人員概無於本公司或其任何聯繫公司(按證券期貨條例第XV部之定義)之股份、相關股份或債券登記權益及淡倉需根據證券期貨條例第XV部第七及第八分部(包括根據證券期貨條例之該等條文任何該等董事及主要行政人員擁有或被視作擁有之權益或淡倉)須知會本公司及聯交所及根據證券期貨條例第352條規定須記錄於該條所述之登記冊，或須根據標準守則規定已知會本公司及聯交所。

主要股東及擁有股份及相關股份之權益及淡倉之其他人士

於二零零九年六月三十日，根據證券期貨條例336條規定，須存置於本公司保存之權益登記冊中，下述人士（非董事或本公司之主要行政人員）於本公司之股份及／或相關股份擁有之權益及／或淡倉如下：

股東名稱	*附註*	權益資格及性質	持股數量 *(附註1)*	持有本公司已發行股本之概約百分比
CPI Holding Co., Ltd.	*(2)*	實益擁有者	1,004,014,695 (L)	34.74%
C.P. Intertrade Co., Ltd.	*(2)*	控制公司權益	1,004,014,695 (L)	34.74%
Worth Access Trading Limited	*(3)*	實益擁有者	481,250,000 (L)	16.65%
Charoen Pokphand Holding Company Limited	*(3)*	控制公司權益	481,250,000 (L)	16.65%
Charoen Pokphand Group Company Limited	*(3)*	控制公司權益	481,250,000 (L)	16.65%

附註：

(1) 「L」代表好倉。

(2) CPI Holding Co., Ltd.（「CPI」）實益擁有本公司1,004,014,695股股份。C.P. Intertrade Co., Ltd.亦公佈因擁有CPI之股權，故同樣擁有該等股份之權益。

(3) Worth Access Trading Limited（「Worth Access」）實益擁有本公司481,250,000股股份。Charoen Pokphand Holding Company Limited（「CPH」）亦公佈因擁有Worth Access之股權，故同樣擁有該等股份之權益。同時，Charoen Pokphand Group Company Limited亦已公佈因擁有CPH之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於二零零九年六月三十日，概無人士（非本公司之董事或主要行政人員）於本公司持有之股份或相關股份權益或淡倉，須根據證券期貨條例第336條記錄於本公司之登記冊。

購股權計劃

下表載列於回顧期內本公司之購股權（根據二零零二年十一月二十六日採納之購股權計劃授出）變動情況：

參與人組別	於二零零九年一月一日	期內授出／行使／註銷／失效	於二零零九年六月三十日	授出日期	行使期	行使價 港元
(i) 董事						
謝中民先生	12,800,000	–	12,800,000	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	12,800,000	–	12,800,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	12,000,000	–	12,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
謝國民先生	12,800,000	–	12,800,000	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	12,800,000	–	12,800,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	12,000,000	–	12,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
李紹祝先生	21,584,807	–	21,584,807	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	20,000,000	–	20,000,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	21,000,000	–	21,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
謝克俊先生	21,000,000	–	21,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
何平僊先生	21,584,807	–	21,584,807	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	20,000,000	–	20,000,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	21,000,000	–	21,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
(ii) 其他高級行政人員總計	60,739,236	–	60,739,236	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	49,248,078	–	49,248,078	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	41,848,078	–	41,848,078	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
(iii) 其他參與人總計	86,339,228	–	86,339,228	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	80,000,000	–	80,000,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	108,000,000	–	108,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
	647,544,234	–	647,544,234			

企業管治常規守則

本公司承諾謹守維持高標準之企業管治，以適當地保障及促進全體股東權益及提升企業價值與問責性。

董事會認為於截至二零零九年六月三十日止六個月內，本公司已遵守上市規則附錄十四所載之企業管治常規守則(「企業管治守則」)之原則及遵守其所有守則條文，惟守則條文A.4.2有所偏離。

企業管治守則A.4.2規定每名董事(包括有指定任期的董事)須至少每三年一次輪席告退。本公司根據C.P. Pokphand Company Act，1988 (「私法」)於百慕達成立。根據私法第3(e)一段，任何執行董事長及常務董事均無須於各股東週年大會上輪席告退。為達致此守則條文之預定效果，執行董事長謝國民先生自願根據本公司細則有關其他董事須輪席告退之規定定期輪席告退。

董事進行證券交易的標準守則

本公司已採納標準守則作為其董事進行本公司證券交易之操守準則。本公司向全體董事作出特定查詢後，於截至二零零九年六月三十日止六個月內，董事均已遵守標準守則所載的規定標準。

審核委員會

本公司之審核委員會已與管理層檢討本集團採用之會計準則及規則，並討論內部監控及財務報告事項。審核委員會已審閱本集團截至二零零九年六月三十日止六個月之未經審核財務業績。

購買、出售或贖回上市證券

於截至二零零九年六月三十日止六個月，本公司及其任何附屬公司並無購買、出售或贖回本公司之上市證券。

承董事會命
董事
彭小績

香港，二零零九年九月二十一日

於本報告日期，董事會包括十二位執行董事：謝中民先生、謝國民先生、李紹祝先生、謝克俊先生、何平僊先生、謝吉人先生、謝杰人先生、謝展先生、謝仁基先生、謝漢人先生、謝鎔仁先生及彭小績先生與三位獨立非執行董事：馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生。